                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                            -----------------------
                                 SCHEDULE 13D

                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       VOICESTREAM WIRELESS CORPORATION
      ------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                   928615103
         ------------------------------------------------------------
                                (CUSIP Number)

                 Hellman & Friedman Capital Partners II, L.P.
                        One Maritime Plaza, Suite 1200
                        San Francisco, California 94111
                                (415) 788-5111

                                with a copy to:
                            Timothy G. Hoxie, Esq.
                        Heller Ehrman White & McAuliffe
                                333 Bush Street
                        San Francisco, California 94104
                                (415) 772-6000
         ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 3, 1999
           ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                        (Continued on following pages)

                             (Page 1 of 49 Pages)

--------------------------                          ---------------------------
 CUSIP No.  928615103            SCHEDULE 13D        Page 2 of 49 Pages
            ---------
--------------------------                          ---------------------------

1.     NAME OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       HELLMAN & FRIEDMAN CAPITAL PARTNERS II, L.P.
       94-3139964

------ -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
------ -------------------------------------------------------------------------
3.     SEC USE ONLY

------ -------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
------ -------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 / /

------ -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OR ORGANIZATION

       CALIFORNIA

------ -------------------------------------------------------------------------
Number of Shares             7.            SOLE VOTING POWER         NONE
Beneficially Owned By
Each Reporting Person
With
                             ------------ --------------------------------------
                             8.            SHARED VOTING POWER       11,108,169
                             ------------ --------------------------------------
                             9.            SOLE DISPOSITIVE POWER    NONE
                             ------------ --------------------------------------
                             10.           SHARED DISPOSITIVE        11,108,169
                                           POWER
---------------------------- ------------ --------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                11,108,169
------ -------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           / /
------ -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 11.63%
------ -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
                 PN
------ -------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                          ---------------------------
 CUSIP No.  928615103            SCHEDULE 13D        Page 3 of 49 Pages
            ---------
--------------------------                          ---------------------------

1.     NAME OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       H&F ORCHARD PARTNERS, L.P.
       94-3139972

------ -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
------ -------------------------------------------------------------------------
3.     SEC USE ONLY
------ -------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
------ -------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                / /
------ -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OR ORGANIZATION

       CALIFORNIA
------ -------------------------------------------------------------------------
Number of Shares             7.            SOLE VOTING POWER         NONE
Beneficially Owned By
Each Reporting Person
With
                             ------------ --------------------------------------
                             8.            SHARED VOTING POWER       993,648
                             ------------ --------------------------------------
                             9.            SOLE DISPOSITIVE POWER    NONE
                             ------------ --------------------------------------
                             10.           SHARED DISPOSITIVE        993,648
                                           POWER
---------------------------- ------------ --------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                993,648
------ -------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           / /
------ -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.04%
------ -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
                 PN
------ -------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                          ---------------------------
 CUSIP No.  928615103            SCHEDULE 13D        Page 4 of 49 Pages
            ---------
--------------------------                          ---------------------------

1.     NAME OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       H&F INTERNATIONAL PARTNERS, L.P.
       94-3148959

------ -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
------ -------------------------------------------------------------------------
3.     SEC USE ONLY
------ -------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
------ -------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                / /
------ -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OR ORGANIZATION

       CALIFORNIA
------ -------------------------------------------------------------------------
Number of Shares             7.            SOLE VOTING POWER         NONE
Beneficially Owned By
Each Reporting Person
With
                             ------------ --------------------------------------
                             8.            SHARED VOTING POWER       197,180
                             ------------ --------------------------------------
                             9.            SOLE DISPOSITIVE POWER    NONE
                             ------------ --------------------------------------
                             10.           SHARED DISPOSITIVE        197,180
                                           POWER
---------------------------- ------------ --------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                197,180
------ -------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           / /
------ -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.21%
------ -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
                 PN
------ -------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                          ---------------------------
 CUSIP No.  928615103            SCHEDULE 13D        Page 5 of 49 Pages
            ---------
--------------------------                          ---------------------------

1.     NAME OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       HELLMAN & FRIEDMAN INVESTORS, L.P.
       94-3124217

------ -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
------ -------------------------------------------------------------------------
3.     SEC USE ONLY
------ -------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
------ -------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                / /
------ -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OR ORGANIZATION

       CALIFORNIA
------ -------------------------------------------------------------------------
Number of Shares             7.            SOLE VOTING POWER         NONE
Beneficially Owned By
Each Reporting Person
With
                             ------------ --------------------------------------
                             8.            SHARED VOTING POWER       12,299,547
                             ------------ --------------------------------------
                             9.            SOLE DISPOSITIVE POWER    NONE
                             ------------ --------------------------------------
                             10.           SHARED DISPOSITIVE        12,299,547
                                           POWER
---------------------------- ------------ --------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                12,299,547
------ -------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           / /
------ -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.87%
------ -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
                 PN
------ -------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                          ---------------------------
 CUSIP No.  928615103            SCHEDULE 13D        Page 6 of 49 Pages
            ---------
--------------------------                          ---------------------------

1.     NAME OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       HELLMAN & FRIEDMAN INVESTORS, INC.
       94-3124214

------ -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
------ -------------------------------------------------------------------------
3.     SEC USE ONLY
------ -------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
------ -------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                / /
------ -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OR ORGANIZATION

       CALIFORNIA
------ -------------------------------------------------------------------------
Number of Shares             7.            SOLE VOTING POWER         NONE
Beneficially Owned By
Each Reporting Person
With
                             ------------ --------------------------------------
                             8.            SHARED VOTING POWER       12,299,547
                             ------------ --------------------------------------
                             9.            SOLE DISPOSITIVE POWER    NONE
                             ------------ --------------------------------------
                             10.           SHARED DISPOSITIVE        12,299,547
                                           POWER
---------------------------- ------------ --------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                12,299,547
------ -------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           / /
------ -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.87%
------ -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
                 CO
------ -------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                          ---------------------------
 CUSIP No.  928615103            SCHEDULE 13D        Page 7 of 49 Pages
            ---------
--------------------------                          ---------------------------

1.     NAME OF REPORTING PERSON
       IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       HELLMAN FAMILY REVOCABLE TRUST
       ###-##-####

------ -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
------ -------------------------------------------------------------------------
3.     SEC USE ONLY
------ -------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
------ -------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                / /
------ -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OR ORGANIZATION

       CALIFORNIA
------ -------------------------------------------------------------------------
Number of Shares             7.            SOLE VOTING POWER         NONE
Beneficially Owned By
Each Reporting Person
With
                             ------------ --------------------------------------
                             8.            SHARED VOTING POWER       12,299,547
                             ------------ --------------------------------------
                             9.            SOLE DISPOSITIVE POWER    NONE
                             ------------ --------------------------------------
                             10.           SHARED DISPOSITIVE        12,299,547
                                           POWER
---------------------------- ------------ --------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                12,299,547
------ -------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           / /
------ -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.87%
------ -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
                 OO
------ -------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  INTRODUCTION

      This Schedule 13D is filed by the Reporting Persons herein named in respect of shares of Common Stock of VoiceStream Wireless Corporation.

ITEM 1.   NAME OF ISSUER

          Common Stock, no par value
          VoiceStream Wireless Corporation
          3650 131st Avenue S.E.
          Bellvue, Washington 98006

ITEM 2.   IDENTITY AND BACKGROUND

      Name:

          I.       Hellman & Friedman Capital Partners II, L.P. ("HFCP II")
          II.      H&F Orchard Partners, L.P. ("Orchard")
          III.     H&F International Partners, L.P. ("International")
          IV.      Hellman & Friedman Investors, L.P. ("Investors L.P.")
          V.       Hellman & Friedman Investors, Inc. ("Investors Inc.")
          VI.      Hellman Family Revocable Trust ("Trust")

      State or other place of organization:

          I - VI:    California

      Principal business:

          I - III:    Investment fund
          IV - V:     Management of investment fund
          VI:         Family trust

      Address of principal business:

          I - VI:    One Maritime Plaza, Suite 1200
                     San Francisco, California 94111

      Criminal convictions in last five years:

          I - VI:    None

      Civil proceedings relating to violations of securities laws in last five years:

          I - VI:    None

          HFCP II, Orchard and International (the "Partnerships") are the direct owners of the shares disclosed on the preceding pages. The sole general partner of the Partnerships is Investors L.P. The sole general partner of Investors L.P. is Investors Inc. The sole shareholder of Investors Inc. is the Trust. Mr.
F. Warren Hellman is a director
of Investors Inc. and a trustee of the Trust. The investment decisions of Investors Inc. are made by an executive committee, of which Mr. Hellman and Mr. John L. Bunce, Jr. are voting members. The executive committee indirectly exercises sole voting and investment power with respect to the shares held by the Partnerships. As members of the executive committee, Mr. Hellman and Mr. Bunce could be deemed to beneficially own such shares, but they disclaim such beneficial ownership except to the extent of their indirect pecuniary interest in such shares.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 3, 1999, pursuant to the Agreement and Plan of Distribution (the "Spin-Off Agreement") between VoiceStream Wireless Corporation (the "Issuer") and Western Wireless Corporation, (a) the Reporting Persons, as shareholders of Western Wireless Corporation, received 12,298,997 shares of the common stock, no par value (the "Common Stock"), of the Issuer, and (b) John L. Bunce, Jr. and Mitchell R. Cohen, officers of Hellman & Friedman Investors, Inc., received options to purchase an aggregate of 500 shares of the Common Stock of the Issuer, which options are exercisable within 60 days.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons hold their shares of the Common Stock of the Issuer for investment purposes.

     John L. Bunce, Jr. and Mitchell R. Cohen are directors of the Issuer and are officers of Hellman & Friedman Investors, Inc. The Reporting Persons presently do not intend to increase their representation on the Issuer's board of directors.

     The Partnerships are presently considering a distribution of some, but not all, of their shares of the Common Stock of the Issuer to their limited partners.

          Except as expressly set forth above, the Reporting Persons do not presently have any plan or proposal to:

          (a) acquire additional securities of the Issuer, or dispose of securities of the Issuer;

          (b) conduct any extraordinary corporate transaction, such as a merger, reorganization or liquidation, with respect to the Issuer;

          (c) sell or transfer a material amount of the assets of the Issuer or of any of its subsidiaries;

          (d) change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) make any material change in the present capitalization or dividend policy of the Issuer;

          (f) cause any other material change in the Issuer's business or corporate structure;

          (g) change the Issuer's charter, bylaws or instruments corresponding thereto or take other actions which may impede the acquisition of control of the Issuer by any person;

          (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  take any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in
Item 2, as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

                                                                     POWER TO VOTE        POWER TO DISPOSE
                                              NO. OF SECURITIES      -------------        ----------------
                   PERSON                     BENEFICIALLY OWNED    SOLE      SHARED      SOLE     SHARED
                   ------                     ------------------    ----      ------      ----     ------
Hellman & Friedman Capital Partners II, L.P.      11,108,169         0     11,108,169      0     11,108,169

H&F Orchard Partners, L.P.                           993,648         0        993,648      0        993,648

H&F International Partners, L.P.                     197,180         0        197,180      0        197,180

Hellman & Friedman Investors, L.P.                12,299,547*        0     12,299,547*     0     12,299,547*

Hellman & Friedman Investors, Inc.                12,299,547*        0     12,299,547*     0     12,299,547*

Hellman Family Revocable Trust                    12,299,547*        0     12,299,547*     0     12,299,547*

--------
     * Includes options to purchase 500 shares of the Common Stock of the Issuer held by Messrs. Bunce and Cohen, directors of H&F Investors, Inc., which options are exercisable within 60 days.

     The Reporting Persons received 12,298,997 shares of the Common Stock of the Issuer, constituting 12.87% of the class, on May 3, 1999, pursuant to the Spin-Off Agreement. In addition, John L. Bunce, Jr. and Mitchell R. Cohen, officers of Hellman & Friedman Investors, Inc., received options to purchase an aggregate of 500 shares of the Common Stock of the Issuer, which options are exercisable within 60 days. The shares acquired by the Reporting Person pursuant to the Spin-Off Agreement were issued to the Reporting Persons by the Issuer. The transaction was effected in the State of Washington.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons have entered into a Voting Agreement and a Registration Rights Agreement with the Issuer and the other holders of Common Stock of the Issuer. A copy of each of these agreements is attached as an Exhibit hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The form of Voting Agreement and Form of Registration Rights Agreement, as filed with the Form 10-12G/A of the Issuer on April 13, 1999, are attached hereto as Exhibits 7(1) and 7(2), respectively.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   May 13, 1999
 ----------------
     Date                           Hellman & Friedman Capital Partners II, L.P.
                                    H&F Orchard Partners, L.P.
                                    H&F International Partners, L.P.

                                    By:   Hellman & Friedman Investors, L.P.
                                          Its General Partner, By
                                          Hellman & Friedman Investors, Inc.,
                                          Its General Partner

                                          By:   /s/  Mitchell R. Cohen
                                             -----------------------------------
                                                      Vice President

                                    Hellman & Friedman Investors, L.P.

                                    By:   Hellman & Friedman Investors, Inc.,
                                          Its General Partner

                                          By:   /s/  Mitchell R. Cohen
                                             -----------------------------------
                                                      Vice President

                                    Hellman & Friedman Investors, Inc.

                                          By:   /s/  Mitchell R. Cohen
                                             -----------------------------------
                                                      Vice President

                                    Hellman Family Revocable Trust

                                          By:   /s/  F. Warren Hellman
                                             -----------------------------------
                                                      Trustee

                                List of Exhibits
                                ----------------


Exhibit No.              Description                                    Page
-----------              -----------                                    ----
7(1)                      Voting Agreement                               14
7(2)                      Registration Rights Agreement                  40
